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                                                                       EXHIBIT 6

Goldman, Sachs & Co. / 85 Broad Street / New York, New York 10004
Tel: 212-902-1000 / Fax: 212-357-4449

                                                            [GOLDMAN SACHS LOGO]

PERSONAL AND CONFIDENTIAL

March 5, 1997

Board of Directors
Great Western Financial Corporation
9200 Oakdale Avenue
Chatsworth, California 91311

Gentlemen and Madame:

     You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Great Western Financial Corporation (the "Company") of the exchange ratio of 0.9 shares of Common Stock, no par value, of Washington Mutual, Inc. ("Washington Mutual") to be received for each Share (the "Exchange Ratio") pursuant to the merger (the "Merger") contemplated by the Agreement and Plan of Merger dated as of March 5, 1997 by and among Washington Mutual, New American Capital, Inc. and the Company (the "Agreement").

     Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as managing underwriter of its $300 million issue of Capital Securities in January 1997, and having acted as its financial advisor in connection with, and participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Washington Mutual from time to time and may provide investment banking services to Washington Mutual in the future. In addition, Goldman, Sachs & Co. is a full service securities firm and in the course of its trading activities it may from time to time effect transactions, for its own account or the account of customers, and hold positions in securities or options on securities of the Company and Washington Mutual.

     In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1995; Annual Reports to Stockholders and Annual Reports on Form 10-K of Washington Mutual for the two years ended December 31, 1995; Annual Reports to Stockholders and Annual Reports to the FDIC on Form F-2 of Washington Mutual Savings Bank, predecessor to Washington Mutual, for the three years ended December 31, 1993; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Washington Mutual; certain other communications from the Company and Washington Mutual to their respective stockholders; and certain internal financial analyses and forecasts for the Company and Washington Mutual prepared by their respective managements, including analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies (collectively, the "Synergies"). We also have held discussions with members of the senior managements of the Company and Washington Mutual regarding the past and current business operations, financial condition and future prospects of their respective companies and each senior managements' assessment of the future prospects of the combined company. In addition, we have reviewed the reported price and trading activity for the Shares and Washington Mutual Common Stock, compared certain financial and stock market information for the Company and Washington Mutual with similar information for certain other companies the securities of which are publicly traded,

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reviewed the financial terms of certain recent business combinations in the savings and loan industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

     We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In that regard, we have assumed, with your consent, that the financial forecasts, including, without limitation, the Synergies and projections regarding under-performing and non-performing assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Company and Washington Mutual and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of the Company and Washington Mutual are in the aggregate adequate to cover all such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company or Washington Mutual or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed, with your consent, that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair to the holders of Shares.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
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GOLDMAN, SACHS & CO.

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